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08027832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelyn Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 Rockville Pike #200
(No. and Street)

Rockville (City) MD (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
P. Richard Zitelman 240 292-0531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road #400 Bethesda, MD 20814
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelyn Securities Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Stephanie Marshall

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

SHELYN SECURITIES CORP.

DECEMBER 31, 2007

Shelyn Securities Corp.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Shelyn Securities Corp.

We have audited the accompanying statements of financial condition of Shelyn Securities Corp. as of December 31, 2007, and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shelyn Securities Corp. as of December 31, 2007, and the results of its operations and its changes in financial condition for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 27, 2008

Shelyn Securities Corp.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	41,343
Prepaid expenses		2,075
Deferred income tax		476
	$	43,894

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued liabilities	$	1,212
Income taxes payable		2,367
Deferred income tax		457
Total current liabilities		4,036
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		22,000
Retained earnings		17,858
Total stockholder's equity		39,858
Total liabilities and stockholder's equity	$	43,894

See notes to financial statements

Shelyn Securities Corp.

STATEMENT OF INCOME

Year ended December 31, 2007

Revenue	
Placement fees	$ 42,250
Expenses	
Consulting fee	60,500
Bond premium	660
Licenses and fees	3,000
Professional fees	2,850
Personal property taxes	300
Total general and administrative expenses	67,310
Loss from operations	(25,060)
Other income	
NASD distribution	35,000
Miscellaneous income	643
Interest income	42
Dividend income	1,474
Total other income	37,159
Income before provision for income taxes	12,099
Provision for income taxes	
Income tax expense	2,386
NET INCOME	$ 9,713

See notes to financial statements

Shelyn Securities Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2007

	Common stock			
	Number of shares	Amount	Retained earnings	Total
Balance, December 31, 2006	500	$ 22,000	$ 8,145	$ 30,145
Net income	-	-	9,713	9,713
Balance, December 31, 2007	500	$ 22,000	$ 17,858	$ 39,858

See notes to financial statements

Shelyn Securities Corp.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 9,713
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	(476)
Decrease in accrued liabilities	(1,022)
Increase in income taxes payable	538
Net cash provided by operating activities	8,753
NET INCREASE IN CASH	8,753
Cash, beginning	32,590
Cash, end	$ 41,343
Supplemental disclosure for cash flow information:	
Cash paid for taxes	$ 1,681

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Shelyn Securities Corp. (the Corporation) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985, and is a registered broker-dealer of securities. The Corporation assists in underwriting private placement investments by affiliates. The Corporation is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Corporation recognizes revenue from placement fees as the private placement investment is closed.

Cash and Cash Equivalents

The Corporation considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

Income Taxes

The Corporation files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carryforwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets

are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

CALCULATION OF PROVISION FOR INCOME TAXES

December 31, 2007

Current		
Federal	$	1,637
State		730
Total		2,367
Deferred tax asset		
Federal		324
State		151
Total		476
Deferred tax liability		
Federal		311
State		145
Total		457
Net deferred tax		19
Total provision for income taxes	$	2,386

NOTE 2 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Corporation received underwriting fees for private placements of $42,250 and a NASD distribution of $35,000. The Corporation was assisted in the private placement transactions by a related entity, which is controlled by the sole stockholder of the Corporation, which in turn was paid $60,500 in consulting fees. A

majority of the Corporation's administrative functions are provided by a related entity at no cost to the Corporation.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Corporation maintains its cash balance at one bank. The cash balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At times, this balance may exceed the federal insurance limits; however, the partnership has not experienced any losses with respect to its bank balance in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to the cash balance at December 31, 2007.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined by the Securities and Exchange Commission. At December 31, 2007, the Company had net capital of $32,783 , which exceeded the minimum net capital requirement at that date of $5,000.

SUPPLEMENTAL INFORMATION

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Stockholder and Board of Directors
Shelyn Securities Corp.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 27, 2008

Shelyn Securities Corp.

COMPUTATION OF NET CAPITAL

December 31, 2007

NET CAPITAL		
Stockholder's equity from balance sheet	$	39,858
Deduct nonallowable assets from balance sheet		2,075
Net capital		37,783
Net capital requirements		
Minimum net capital requirement		5,000
Excess net capital	$	32,783

Shelyn Securities Corp.

RECONCILIATION OF NET CAPITAL TO THE DECEMBER 31, 2007 UNAUDITED FOCUS REPORT

December 31, 2007

Total net capital at December 31, 2007, as reported on the unaudited Focus Report	$	37,783
Net audit adjustments		-
Total net capital at December 31, 2007, as presented	$	37,783

Shelyn Securities Corp.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Shelyn Securities Corp.

SIPC ASSESSMENT

December 31, 2007

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2007. This assessment has been paid as of December 31, 2007.

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Shelyn Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Shelyn Securities Corp. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shelyn Securities Corp., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Birmingham ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Reznick Group

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 27, 2008

END